Hartford Securities Distribution Company, Inc.

(An Ultimate Subsidiary of
Hartford Financial Services Group, Inc.)

(SEC. I.D. No. 8-48097)

Financial Statements as of and for the Year Ended
December 31, 2016, Supplemental Schedules as of
December 31, 2016, and Report of Independent
Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of
1934 as a PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/16   AND ENDING   12/31/16
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hartford Plaza
                              (No. and Street)
Hartford   Connecticut   06155
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken   860 547 3224
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                            (Name - if individual, state last, first, middle name)

185 Asylum Street, 33rd Floor   Hartford   Connecticut   06103
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
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AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hartford Securities Distribution Company, Inc, as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

LAURIE HANSEN
NOTARY PUBLIC
State of Connecticut
My Commission Expires
December 31, 2018

Laurie Hansen

Notary Public

Diane K. Benken

Signature

Controller

Title

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

TABLE OF CONTENTS

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2016, and the related statement of operations, cash flows, and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Securities Distribution Company, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules (g, h, and i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2017

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	8,429,929
Cash segregated		75,000
Deferred income tax asset		1,539,796
Income tax receivable from affiliate		600
Due from affiliate		2,195
Other assets		34,017
TOTAL ASSETS	$	10,081,537

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Customer payables	$	27,646
Due to affiliates		780,184
Accounts payable and accrued liabilities		510,617
Total liabilities		1,318,447

STOCKHOLDER'S EQUITY:

Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	34,957,070
Accumulated deficit	(26,218,980)
Total stockholder's equity	8,763,090

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	10,081,537

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

REVENUES:	
Underwriting income	$ 197,390,823
Other revenue	779,682
Total revenues	198,170,505
EXPENSES:	
Underwriting expense	197,390,823
Other expenses	715,682
Total expenses	198,106,505
INCOME BEFORE INCOME TAXES	64,000
INCOME TAX EXPENSE	(22,400)
NET INCOME	$ 41,600

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	41,600
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in income tax receivable from affiliate		(600)
Increase in due from affiliate		(2,195)
Decrease in other assets		8,600
Decrease in customer payables		(2,338)
Increase in due to affiliates		37,293
Decrease in income tax payable to affiliate		(59,236)
Decrease in accounts payable and accrued liabilities		(138,216)
Net cash used in operating activities		(115,092)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Return of capital to affiliate		(15,000,000)
Net cash used in financing activities		(15,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(15,115,092)
CASH AND CASH EQUIVALENTS, Beginning of year		23,545,021
CASH AND CASH EQUIVALENTS, End of year	$	8,429,929
Supplemental cash flow disclosures:		
Income tax refunds from The Hartford	$	3,000
Income tax payments to The Hartford	$	85,236

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2015	$ 25,000	$ 49,957,070	$ (26,260,580)	$ 23,721,490
Capital distribution to affiliate	-	(15,000,000)	-	(15,000,000)
Net Income	-	-	41,600	41,600
BALANCE, DECEMBER 31, 2016	$ 25,000	$ 34,957,070	$ (26,218,980)	$ 8,763,090

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC ("HFSC"), which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as an underwriter for variable annuity contracts issued by affiliates of the Parent, as well as the private placement agent for certain variable insurance contracts written by affiliates of the Parent. The Company pays commissions to third party broker-dealers for the distribution of these contracts.

Until June 19, 2014 the Company executed and cleared trades on behalf of retirement plans. For some of these plans the Company also acted as a non-bank custodian. In this capacity, the Company carried customer funds and securities. The Company continues to hold some residual customer funds and, as a result, continues to be subject to the customer protection rule, Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. The most significant estimate in the financial statements is the valuation allowance for deferred tax assets, the determination of which is made at the consolidated level for all entities included in the consolidated income tax return of The Hartford. Management believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents represents cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

Cash Segregated – The Company segregates cash in a special reserve bank account for the benefit of customers as required under Rule 15c3-3.

Fair Value of Financial Instruments – The carrying value of financial instruments, which include receivables and payables, approximates their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open ended management investment companies ("mutual funds").

Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2016, the Company held $8,134,843 in a money market fund, which is included in cash and cash equivalents. The investment is carried at fair value, valued at quoted prices, and considered a Level 1 investment under the Fair Value hierarchy levels. The Company had no Level 2 or Level 3 investments at December 31, 2016. The Company's policy is to recognize transfers of securities between levels at the beginning of the reporting period. There were no transfers between the levels for the year ended December 31, 2016.

Customer Payables – Customer payables represents customer cash that is held by the Company.

Underwriting Income and Expense – Variable insurance products underwriting income and expense is recorded as earned or incurred based upon contractual agreements.

Income Tax – See Note 4.

New Accounting Pronouncements - The Financial Accounting Standards Board issued updated guidance for recognizing revenue. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration that an entity is expected to be entitled in exchange for those goods or services, and this accounting guidance is similar to current accounting for many transactions. This guidance is effective retrospectively on January 1, 2018, with a choice of restating prior periods or recognizing a cumulative effect for contracts in place as of the adoption. Early adoption is permitted as of January 1, 2017. The Company will adopt on January 1, 2018 and has not yet estimated the effect of the adoption on the Company's Financial Statements.

3. **RELATED-PARTY TRANSACTIONS**

The Company acts as an underwriter for certain variable insurance contracts issued by its affiliates. For the year ended December 31, 2016, the Company received $715,682 from affiliates as reimbursement for certain expenses incurred for performing these functions, which is included in other revenue. The Company received $197,390,823 from affiliates for underwriting the insurance contracts.

For the year ended December 31, 2016, the Company was allocated $584,569 by an affiliate for general and administrative expenses, which are included in other expenses.

On October 27, 2016, the Company completed a $15,000,000 return of capital distribution to HFSC.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. FEDERAL INCOME TAXES

The Company and The Hartford are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by the Company so long as the consolidated group is able to recognize the related deferred tax asset attribute.

Income tax expense/(benefit) for the year ended December 31, 2016 is comprised of the following components:

Current - U.S. Federal Income Tax Expense	$ 22,400
Deferred - U.S. Federal Income Tax (Benefit) Expense	-
Total Income Tax Expense	$ 22,400

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The components of the deferred income tax asset at December 31, 2016:

Net Operating loss carryforward	$ 11,520
Alternative Minimum Tax Credit	1,528,276
Total deferred income tax asset	$ 1,539,796

In management's judgment, the deferred income tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded.

At December 31, 2016, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Hartford is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2011. The federal audit of the years 2012 and 2013 began in March 2015 and is expected to be completed in 2017. Management believes that adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3.

At December 31, 2016, the Company had net capital of $7,023,785 which was $6,773,785 in excess of its required net capital of $250,000.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately and a loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

FINRA Arbitration

The Company is currently arbitrating a matter before FINRA regarding a former registered representative who claims lost wages, reasonable attorneys' fees, and costs. The Company is defending the matter vigorously. Management believes the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued and identified no events that should be disclosed in the notes to the financial statements.

* * * * * *

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2016

STOCKHOLDER'S EQUITY	$ 8,763,090
LESS NONALLOWABLE ASSETS:	
DEFERRED INCOME TAX ASSET FROM AFFILIATE	(1,539,796)
INCOME TAX RECEIVABLE FROM AFFILIATE	(600)
DUE FROM AFFILIATE	(2,195)
OTHER ASSETS	(34,017)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	
(Tentative Net Capital)	7,186,482
LESS HAIRCUTS ON SECURITIES	(162,697)
NET CAPITAL	7,023,785
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 6,773,785

NOTE: No material differences exist between the computation of net capital
above and that included in the Company's unaudited December 31, 2016
Focus Part II report filed on January 26, 2017.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2016

CREDIT BALANCES

Free credit balances and other credit balances in customers' accounts	$	27,646
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		
Total Credit Items		27,646

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver of customers' securities not older than 30 calendar days		
Other		
Gross Debits		
Less 1% charge		
Total Debit Items		-

RESERVE COMPUTATION

Excess of total credits over total debits	$	27,646
Amount held on deposit in "Reserve Bank Account"	$	75,000

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2016 Focus Part II report filed on January 26, 2017.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Information Relating to Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2016

1   Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):

$0

   A.   Number of items

0

2   Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:

$0

   A.   Number of items

0

NOTE: No material differences exist between the computation of the possession or control requirement above and that included in the Company's unaudited December 31, 2016 Focus Part II report filed on January 26, 2017.